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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                (Amendment No. 8)
                         -----------------------------

                                  Wavecom S.A.

                       (Name of Subject Company (Issuer))

                                  Gemalto S.A.

                                 a subsidiary of
                                  Gemalto N.V.

                                   (Offerors)

                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

                  Shares, nominal value of (euro)1.00 per Share

                                       and

   American Depositary Shares evidenced by American Depositary Receipts, each representing one Share

                         (Title of Class of Securities)

                                    943531103

                      (CUSIP Number of Class of Securities)

                               Jean-Pierre Charlet
                                  Gemalto N.V.
                             Koningsgracht Gebouw 1
                             Joop Geesinkweg 541-542
                               1096 AX, Amsterdam
                                 The Netherlands
                                 +31 205 620 680

                                    Copy to:

        Laurent Faugerolas                               Jon J. Lyman
         Stephane Sabatier                       Willkie Farr & Gallagher LLP
   Willkie Farr & Gallagher LLP                         One Angel Court


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  21-23 rue de la Ville l'Eveque                   London EC2R 7HJ, England
        Paris 75008, France                            +44 20 7696 5454
         +33 1 53 43 45 00

                 (Name, Address and Telephone Numbers of Persons
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

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     Transaction Valuation*                           Amount of Filing Fee**
--------------------------------------------------------------------------------
          $27,713,010                                         $1,089
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*Estimated solely for purposes of calculating the filing fee. The Transaction
Valuation was calculated on the basis of (i) the offer price of (x) (euro)7 for each of the 1,718,330 ADSs outstanding; (y) (euro)7 for each of the 791,022 Shares estimated to be held by U.S. holders as of the date hereof within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (z) (euro)31.30 plus unpaid accrued interest for each of the 128,594 OCEANEs estimated to be held by U.S. holders as of the date hereof; and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on October 22, 2008) of $1.2835 for one euro. The unpaid accrued interest to be paid per OCEANE is estimated to be (euro)0.01 per OCEANE based on an estimated settlement date of January 5, 2009 for the Offers (as defined below). The number of Shares and OCEANEs estimated to be held by U.S. holders is based on an assumption, made solely for purposes of calculating the filing fee, that 5% of the 15,820,442 outstanding Shares and 5% of the 2,571,884 outstanding OCEANEs are each held by U.S. holders. The number of ADSs, Shares and OCEANEs outstanding is based on Wavecom S.A.'s ("Wavecom") Form 6-K filed with the Securities and Exchange Commission (the "Commission") on October 22, 2008 and Wavecom's Form 20-F for the fiscal year ended December 31, 2007 filed with the Commission on April 8, 2007.

** The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 7 for the fiscal year 2008, is $39.30 for every $1,000,000 of transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,089               Filing Party: Gemalto S.A.
Form or Registration No.: SC TO-T            Date Filed: October 28, 2008

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
  Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject         [ ] going-private transaction
    to Rule 14d-1.                               subject to Rule 13e-3.
[ ] issuer tender offer subject to           [ ] amendment to Schedule 13D under
    under Rule 13e-4.                            Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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     This Amendment No. 8 to Schedule TO amends and supplements the Tender Offer
Statement on Schedule TO, as amended, initially filed with the Securities and Exchange Commission on October 28, 2008 (the "Schedule TO") by Gemalto S.A., a societe anonyme organized under the laws of France ("Purchaser") and a subsidiary of Gemalto N.V., a company organized under the laws of The Netherlands, relating to the offer to purchase all outstanding Wavecom shares, nominal value (euro)1.00 ("Shares"), all outstanding Wavecom American Depositary Shares, each representing one Share, and all outstanding bonds convertible or exchangeable into new or existing Shares (obligations a option de conversion et/ou d'echange en actions nouvelles ou existante), through concurrent offers in the United States (the "U.S. Offer") and France (the "International Offer", and together with the U.S. Offer, the "Offers"). Capitalized terms used and not otherwise defined in this Amendment No. 8 shall have the meanings ascribed to them in the U.S. Offer to Purchase, dated October 28, 2008.

     On January 9, 2009, Purchaser terminated the International Offer in accordance with Article 232-11 of the AMF General Regulations. On January 9, 2009, Purchaser issued a press release announcing that it has also withdrawn and terminated the U.S. Offer. The press release issued by Purchaser is attached hereto as Exhibit 99(a)(5)(x) and incorporated herein by reference.

     The Offers were scheduled to expire on February 12, 2009. No Securities were purchased in the Offers, and all Securities previously tendered and not withdrawn will be promptly returned.

Item 12.  Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

     99(a)(5)(x)         Press release, issued January 9, 2009


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2009


                                             GEMALTO S.A.


                                             /s/ Patrick Mouchart
                                             -----------------------------------
                                             Name:   Patrick Mouchart
                                             Title:  Chief Executive Officer


                                             GEMALTO N.V.


                                             /s/ Olivier Piou
                                             -----------------------------------
                                             Name:   Olivier Piou
                                             Title:  Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit No.         Description
---------------     ------------------------------------------------------------

99(a)(1)(i)         U.S. Offer to Purchase, dated October 28, 2008*

99(a)(1)(ii)        Form of ADS Letter of Transmittal (ADSs)*

99(a)(1)(iii)       Form of Notice of Guaranteed Delivery (ADSs)*

99(a)(1)(iv)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees (ADSs)*

99(a)(1)(v)         Form of Letter to Clients for Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees (ADSs)*

99(a)(1)(vi)        Form of Share Form of Acceptance (Shares)*

99(a)(1)(vii)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees (Shares)*

99(a)(1)(viii)      Form of Letter to Clients for Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees
                    (Shares)*

99(a)(1)(ix)        Form of OCEANE Form of Acceptance (OCEANEs)*

99(a)(1)(x)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees (OCEANEs)*

99(a)(1)(xi)        Form of Letter to Clients for Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees
                    (OCEANEs)*

99(a)(1)(xii)       Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9*

99(a)(1)(xiii)      Form of Summary Advertisement, published on October 28,
                    2008*

99(a)(5)(i)         Questions and Answers relating to the International Offer
                    for use by the Information Agent (English translation)*

99(a)(5)(ii)        English version of press release, issued November 19, 2008*

99(a)(5)(iii)       Transcript of BFM interview with Olivier Piou, November 18,
                    2008 (unofficial English translation)*

99(a)(5)(iv)        Reuters new article, dated November 18, 2008 (unofficial
                    English translation)*

99(a)(5)(v)         Reuters news article, dated November 18, 2008*

99(a)(5)(vi)        La Tribune news article, dated November 19, 2008 (unofficial
                    English translation)*

99(a)(5)(vii)       English version of press release, issued December 1, 2008*

99(a)(5)(viii)      English version of press release, issued December 3, 2008*

99(a)(5)(ix)        Press release, issued December 13, 2008*

99(a)(5)(x)         Press release, issued January 9, 2009*

99(b)               Not applicable

99(d)               Not applicable

99(g)               Not applicable

99(h)               Not applicable
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* Previously filed.